

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 2, 2019

Teresa L. Dick
Executive Vice President and
Chief Financial Officer
Rattler Midstream LP
515 Central Park Drive, Suite 500
Oklahoma City, Oklahoma 73105

> **Re:** **Rattler Midstream LP**
> **Supplemental Response filed April 4, 2019**
> **Supplemental Response filed April 25, 2019**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 4, 2019**
> **File No. 333-226645**

Dear Ms. Dick:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2019 letter.

Financial Statements

Rattler Midstream LP Unaudited Pro Forma Combined Financial Statements, page F-2

1. We have reviewed the information that you provided in response to comment 4 in your letters dated April 4 and April 25, 2019. Please expand your management's discussion and analysis to provide insight into how the assets were used prior to being transferred to you as compared to how you are utilizing them. The nature of this discussion should address the operational attributes of the assets both pre- and post-acquisition, including but not limited to the following:

- The nature of the specific assets acquired;

- The capacity and capability of the assets;

- How the assets were operated;

- The utilization of the assets and other relevant operational data, such as gathering and service volumes;

- The age of the assets when acquired and their expected remaining useful lives; and

- Supplier and customer relationships.

This information should address each asset drop down. To the extent the assets are reflected in your pro forma financial statements, please provide a cross reference to the management's discussion and analysis.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-3720 with any other questions

Sincerely,

/s/ William H. Thompson for

Mara L. Ransom
Assistant Director
Office of Consumer Products